Stephen J. Crowe Vice President and Chief Financial Officer	Chevron Corporation Comptroller’s Department 6001 Bollinger Canyon Road San Ramon, CA 94583-2324

May 15, 2006
BY ELECTRONIC TRANSMISSION
Mr. Karl Hiller
Branch Chief
Mail Stop 7010
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Chevron Corporation Form 10-K for the Fiscal Year Ended December 31, 2005 (“2005 Form 10-K”) Filed March 1, 2006 File No. 001-00368
Dear Mr. Hiller:
In your letter dated May 2, 2006, you provided staff comments (the “Staff”) on the Chevron Corporation (the “company”) 2005 Form 10-K. These comments and the company responses are discussed below.
Please direct any questions related to the information herein to Mr. Bill Allman, Assistant Comptroller, at (925) 842-3544 or by e-mail at bill.allman@chevron.com.
Form 10-K for the Fiscal Year Ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page FS-1
 Litigation and Other Contingencies, page FS-18
Comment 1
We note from the Current Issues section of your website, and recent news articles, that you have been named in a lawsuit alleging damages to the rainforest in Ecuador. Given the potentially significant nature of the lawsuit, please explain to us why you believe it is not necessary to include disclosure of the lawsuit in your reports filed with the SEC. In your response, please address the disclosure and reporting requirements of Item 103 and 303 of Regulation S-K, SFAS No. 5, FIN No. 14, SAB 5:Y and SOP 96-1.
Response: Item 103 of Regulation S-K requires disclosure of material pending legal proceedings. The company makes a diligent effort to gather and weigh all the facts, including any uncertainty as to the law or the facts, in reaching a conclusion whether, under the present circumstances, a particular proceeding is material for reporting purposes. In determining what is material, the company

Mr. Karl Hiller
Securities and Exchange Commission
May 15, 2006
Page: 2
considers the potential effect of the proceedings on: (a) the conduct of its business; (b) its financial condition, including its liquidity; and (c)  its earnings in any period. With respect to loss contingencies, consistent with the requirements of FASB Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (SFAS 5), and Staff Accounting Bulletin 5:Y, the company considers whether there is at least a reasonable possibility that (a) a loss exceeding amounts already recognized may occur and (b) the amount of that additional loss would be material to a decision to buy or sell the registrant’s securities. If so, disclosure of the contingency is made.
Consistent with SFAS 5 and FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss, the company accrues a liability when a loss is probable and reasonably estimable; if the minimum amount in a range of loss has been accrued, and the range of potential loss in excess of booked amounts is material, disclosure of that contingency is made. AICPA Statement of Position 96-1, Environmental Remediation Liabilities, is helpful in applying these standards in the context of potential environmental remediation liabilities.
Disclosure of contingencies may also be required under Item 303 of Regulation S-K if they constitute material uncertainties that, for example, could cause reported results not to be indicative of future results of operations.
Your letter refers to “publicity” surrounding this litigation. The case at issue has been pursued by plaintiffs in one form or another here and in Ecuador for more than a decade, with notable lack of success. The company believes that plaintiffs and their sympathizers are therefore seeking to obtain, through misinformation and pressure tactics, what they cannot hope to obtain through legitimate court processes. All their non-court related actions, including press releases, staged demonstrations and proposals at the company’s annual meetings, and pleas for government investigation and possible action against the company, serve this purpose and should be viewed in that light.
The company has considered both the merits of the underlying litigation and the potential effects of the plaintiff’s public relations campaign in assessing the materiality of this matter. The nature of allegations made by plaintiffs does not determine the significance of a risk; otherwise, any sufficiently grave allegation, however unwarranted, would give rise to a disclosure requirement. As discussed above, the company regularly reviews the legal and factual status of this case to determine if an accrual should be made or disclosure of a material contingency is required. The company also regularly assesses the adequacy of its disclosure controls. Based on its ongoing reviews and assessments, the company believes it has no further liability in this matter. The company intends to continue to resist attempts to induce it to remediate sites and operations that by release and agreement are properly the responsibility of the current operator and the company’s former consortium partner, PetroEcuador, and its sponsoring government. After considering all the factors, including those mentioned on the company’s Web site, the company believes that the possibility of a material loss contingency in this case is remote.
The company has included information about the case on its Web site, to ensure that interested persons have access to real facts and data about the case and not just what the plaintiffs publish as part of their attack campaign. The provision of such information by the company on its Web site does not give rise to an independent SEC disclosure obligation, and is not an admission by the company of the materiality of the underlying legal proceeding. The company notes that the stockholder proposals seeking more detailed discussion of the Ecuador litigation have been overwhelmingly defeated. In the company’s assessment, further disclosure is not required under securities or accounting rules, and is not otherwise in its stockholders’ interests.

Mr. Karl Hiller
Securities and Exchange Commission
May 15, 2006
Page: 3
Financial Statements
Note 9 — Litigation, page FS-42
Comment 2
In your disclosure related to the MTBE litigation, you explain that your ultimate exposure is not currently determinable, but could be material to net income in any one period. As you have determined that the matter could be material to net income, it seems that you would be able to determine a range of exposure. As such, revise your disclosure to include any amounts recorded in the financial statements related to the matter; and specify damages claimed by the parties and the range of reasonably possible loss. See FIN No. 14 for additional guidance.
Response: As disclosed in the company’s periodic reports, there are currently over 70 lawsuits in various jurisdictions regarding the possible responsibility of the company for damages or remediation due to the release into the environment of methyl tertiary butyl ether (MTBE), an oxygenate widely used in the 1990s to satisfy federal reformulated gasoline specifications. While most of these lawsuits currently are consolidated for pre-trial proceedings in the United States District Court for the Southern District of New York, each case remains separate with its own facts and circumstances. These proceedings are in an early stage with only limited discovery having been conducted to date and numerous issues, including jurisdictional issues, yet to be resolved.
It is uncertain how many claims will ultimately be brought against the company or other parties in the industry, or the nature and extent of the remedies that will be sought or imposed. Any lawsuit or regulatory proceeding involving claims related to MTBE will involve questions regarding the determination of what party or parties is or are responsible for the contamination and in what proportion, the magnitude and effect of possible contamination, the timing and extent of the corrective actions that may be required, and the extent to which such costs are recoverable from third parties. Owing to the varied facts and circumstances of the cases, and the inability to predict the incidence of future claims, MTBE exposures cannot yet be aggregated for the purpose of determining a probable liability or even a range of possible exposure. As a result, the company assesses each MTBE-related case separately for both accrual and disclosure obligations.
Given the number of MTBE cases, the unpredictable nature and timing of litigation and regulatory proceedings, and the influence of variable commodity prices on the company’s earnings from period to period, the company cannot be confident that liabilities incurred in any one quarter would not be material to the company’s results with respect to that quarter. For this reason, the company has deemed it advisable to include the disclosure referred to by the Staff.
Supplemental Information on Oil and Gas Producing Activities, page FS-65
Comment 3
We note that you identify asset retirement costs as a separate line item in your table of capitalized costs and table of costs incurred, which is contrary to the guidance in paragraphs 11 and B42 of SFAS 143, requiring adjustment to the asset to which the corresponding asset retirement liability relates. As there is no provision for this line item in paragraphs 18 and 21 and Illustrations 1 and 2 of SFAS 69, we believe you should revise your presentation accordingly. Alternatively, you may disclose the amount of asset retirement costs in a footnote to the schedules. For further clarification you may refer to our February 2004 industry letter, located on our website at the following address:
http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

Mr. Karl Hiller
Securities and Exchange Commission
May 15, 2006
Page: 4
Response: In accordance with the Staff’s recommendation, the company in its 2006 Form 10-K will eliminate the separate line item for the referenced asset retirement costs (labeled by the company as “ARO asset”) in the tables for capitalized costs and costs incurred. The company did not believe the literature referenced in this Staff comment necessarily precluded the presentation of the ARO asset on a separate line in these tables.
As a matter of information, the company does include the ARO asset balance with the “carrying amount of the related long-lived asset,” as prescribed by paragraph 11 of SFAS 143. The ARO asset is included in the balance of “properties, plant and equipment” on the consolidated balance sheet.
* * *
In accordance with the request in your letter, the company hereby acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Stephen J. Crowe

cc:	Mr. T. M. Kee (Pillsbury Winthrop Shaw Pittman)